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                            January 17, 2023

       Carl Sanchez
       Partner
       Paul Hastings, LLP
       200 Park Avenue
       New York, NY 10166

                                                        Re: Horizon Global
Corporation
                                                            Schedule TO-T filed
by PHX Merger Sub, Inc. et al.
                                                            Filed January 10,
2023
                                                            File No. 005-88963

       Dear Carl Sanchez:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-T filed January 10, 2023

       General

   1. We note the Offer to Purchase is dated January 9, 2023, but the Schedule TO was not filed until January 10, 2023.
Note that under Exchange Act Rule 14d-3(a), you are required to file the Schedule TO on
the date of commencement of the tender offer. Please tell us when you commenced the
tender offer, and the date upon which the offer to purchase was delivered to Horizon
Global Corporation and its security holders.
   2.                                                   Please disclose
directly the definition of "Redemption Price." Alternatively, please disclose clearly where
shareholders can find the Preferred Stock Certificate of
                                                        Designations (undefined
in both the Schedule TO and Offer to Purchase) that includes such definition.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Carl Sanchez
Paul Hastings, LLP
January 17, 2023
Page 2

      Please direct any questions to Michael Killoy at 202-551-7576 or David Plattner at 202-
551-8094.



FirstName LastNameCarl Sanchez                            Sincerely,
Comapany NamePaul Hastings, LLP
                                                          Division of
Corporation Finance
January 17, 2023 Page 2                                   Office of Mergers &
Acquisitions
FirstName LastName